ANDREW M. JOHNSON	DIRECT DIAL: +1 803.326.4003
VICE PRESIDENT, GENERAL COUNSEL
AND SECRETARY

April 16, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Stephen Krikorian

Re:	3D Systems Corporation

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013

Form 8-K

Filed on February 25, 2013

File No. 001-34220

Gentlemen:

We are in receipt of your letter dated April 4, 2013. Please note that we are working diligently to provide complete responses and respectfully request additional time to respond. We anticipate submitting our reply by April 30, 2013.

As requested in your April 4, 2013 letter, we enclose a written statement from the Company acknowledging that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3D Systems Corporation • 333 Three D Systems Circle • Rock Hill, SC 29730 • USA

Phone: 803.326.3900     •    www.3dsystems.com    •    NYSE: DDD

U.S. Securities and Exchange Commission

April 16, 2013

Please do not hesitate to contact me at (803) 326-4003 if you have any questions or concerns. Thank you.

Very truly yours,

/s/ Andrew M. Johnson
Andrew M. Johnson
Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental

Damon J. Gregoire